UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 13, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H shares (the “H Shareholders Class Meeting”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the People’s Republic of China ( 中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) at 2:30 p.m. on Wednesday, 29 June 2022 (or immediately after the conclusion or adjournment of the annual general meeting of the Company which will be held at the same place and on the same date), or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions. A circular containing details of the following resolutions is expected to be despatched to the shareholders of the Company (the “Shareholders”) in due course.

Unless otherwise specified, capitalised terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 10 May 2022 in relation to the Non- public Issuance of A Shares.

1.00

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):

1.01	Type and par value of shares to be issued

1.02	Method and time of issuance

1.03	Subscribers and method of subscription

1.04	Pricing benchmark date, pricing principles and issue price

1.05	Number of shares to be issued

1.06	Amount and use of proceeds

1.07	Lock-up period

1.08	Place of listing

1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares

1.10	Validity period of the resolutions of non-public issuance of A shares

Details of the above resolutions are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares.”

2.

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited for the year 2022”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

3.

Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

4.

Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance of A shares entered into with a specific subscriber by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under the specific mandate.”

5.

Special resolution: “THAT, to consider and approve the “Connected transaction involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

6.

Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non- public issuance of A shares in their sole discretion”. Details of the above resolution are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under the specific mandate.”

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

12 May 2022

As at the date of this notice, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 27 May 2022 will be entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the H Shareholders Class Meeting

(1)

Holders of the H shares of the Company shall deliver their written replies for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Office of China Eastern Airlines Corporation Limited located at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, the PRC (postal code: 201100) (please indicate the detailed address on the letter for the Company to reply) from 9:00 a.m. to 4:00 p.m. on 9 June 2022 (if by facsimile (fax no: +86 21 62686116)) or between 3 June 2022 to 9 June 2022 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the above documents must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Other matters

Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own travel and accommodation expenses.

5.	Closure of books

The H share register of members of the Company will be closed from 30 May 2022 to 29 June 2022, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the Company’s H share registrar, by 4:30 p.m. on 27 May 2022.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

6.	Abstention from voting

CES Global Holdings (Hong Kong) Limited, who owns shares of the Company, is required to abstain from voting in respect of the resolutions 1, 2, 4, 5 and 6 set out in this notice.